UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

BioMimetic Therapeutics, Inc.

 (Name of Issuer)

Common Stock, $0.001

 (Title of Class of Securities)

09064X101

 (CUSIP Number)

Thorkil Kastberg Christensen
Novo A/S
Krogshojvej 41
Bagsvaerd, Denmark DK-2880
+45 (4442) 3197

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 09064X101

(1)	Name of Reporting Persons	Novo A/S

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Denmark

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	3,720,065[1]

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	3,720,065[1]

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,720,065[1]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	17.1%[2]

(14)	Type of reporting person (See Instructions)	OO

1 Thorkil Kastberg Christensen, the chief financial officer of Novo A/S, is a member of the board of directors of BioMimetic Therapeutics, Inc. Mr. Christensen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.  The board of directors of Novo A/S has sole voting and investment control over these shares.  The board of directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando and Jeppe Christiansen, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by Novo A/S.

2 This percentage is calculated based upon 21,791,310 shares of the Issuer's common stock outstanding (as of November 3, 2009), as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

(page 2 of 5)

Introductory note : This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed by the undersigned Reporting Person pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D as originally filed by the Reporting Person on March 20, 2007 and as subsequently amended by Amendment No. 1 to the Schedule 13D filed on July 9, 2007, Amendment No. 2 to the Schedule 13D filed on May 20, 2008, Amendment No. 3 to the Schedule 13D filed on June 26, 2008, Amendment No. 4 to the Schedule 13D filed on September 18, 2008, Amendment No. 5 to the Schedule 13D filed on June 16, 2009, and Amendment No. 6 to the Schedule 13D filed on July 20, 2009 (as amended, the “Schedule 13D”).  The Schedule 13D relates to the common stock of BioMimetic Therapeutics, Inc., a Delaware corporation (the “Company” or the “Issuer”).  Capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings set forth in the Schedule 13D.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

Schedule I to this Schedule 13D is hereby amended and restated to provide the following updated information regarding each director and executive officer of Novo A/S: (i) name; (ii) residence or business address; (iii) principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Within the last five years, neither Novo A/S nor any person or entity named in Schedule I (i) has been convicted in any criminal proceedings or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

Novo A/S intends to use its working capital to purchase shares of common stock under the Purchase Plan (as defined below).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided under Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 8, 2009, Novo A/S entered into a Rule 10b5-1 purchase plan (the “Purchase Plan”) with a broker to purchase shares of the Company’s common stock.  Under the Purchase Plan, Novo A/S may purchase shares of common stock with an aggregate purchase price of up to $10,000,000 at market prices, subject to a maximum price condition.  The Purchase Plan is scheduled to remain in effect until March 31, 2010.  The Purchase Plan is intended to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

(page 3 of 5)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009	NOVO A/S By: /s/ Thorkil Kastberg Christensen Name: Thorkil Kastberg Christensen Its: Chief Financial Officer

(page 4 of 5)

Schedule I

Information regarding each director and executive officer of Novo A/S is set forth below.

Name, Title	Address	Principal Occupation	Citizenship

Jan Ulf Sigvard Johansson Chairman of the Board	Strandvägen 43, 4 tr, S-114 56 Stockholm, Sweden	Self-employed, professional board director	Sweden

Jørgen Boe Director	Margrethevej 6, DK-2960 Rungsted Kyst, Denmark	Attorney, Kromann Reumert Sundkrogsgade 5 DK-2100 Copenhagen, Denmark	Denmark

Göran Ando Director	Essex Woodlands, Berkeley Square House, Berkeley Square, London, W1J 6BD United Kingdom	Self-employed, professional board director	Sweden

Jeppe Christiansen Director	Kollemose 37, DK-2830 Virum, Denmark	CEO, Fondsmaeglerselskabet LD invest A/S, Vendersgade 28, DK - 1363 Copenhagen, Denmark	Denmark

Henrik Gürtler Chief Executive Officer	Hjortekærsvej 140A, DK-2800 Kongens Lyngby, Denmark	Chief Executive Officer, Novo A/S	Denmark

Thorkil Kastberg Christensen Chief Financial Officer	Krogshojvej 41 Bagsvaerd, Denmark DK-2880	Chief Financial Officer, Novo A/S	Denmark

Information regarding the controlling person of Novo A/S is set forth below.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the companies in the Novo group and support scientific, humanitarian and social purposes. Novo A/S is wholly owned by the Foundation.  The address of the Foundation is Brogardsvej 70, PO Box 71, DK-2820, Gentofte, Denmark.

(page 5 of 5)